SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 9 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              AND AMENDMENT NO. 14
                                 TO SCHEDULE 13D
                      UNDER SECURITIES EXCHANGE ACT OF 1934

                              GRYPHON HOLDINGS INC.
                            (NAME OF SUBJECT COMPANY)

                               MARKEL CORPORATION
                              MG ACQUISITION CORP.
                                    (Bidders)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   400515 10 2
                      (CUSIP Number of Class of Securities)

                             GREGORY B. NEVERS, ESQ.
                                CORPORATE COUNSEL
                               MARKEL CORPORATION
                                  4551 COX ROAD
                         GLEN ALLEN, VIRGINIA 23060-3382
                            TELEPHONE: (804) 965-1673
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                             LESLIE A, GRANDIS, ESQ.
                       McGUIRE, WOODS, BATTLE & BOOTHE LLP
                              901 EAST CARY STREET.
                            RICHMOND, VIRGINIA 23219
                            TELEPHONE: (804) 775-1000

================================================================================

      This Amendment to Schedule 14D-1 filed by MG Acquisition Corp., a Delaware corporation, a wholly owned subsidiary of Markel Corporation, a Virginia corporation, Parent, in connection with its pending tender offer for all outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Gryphon Holdings Inc., a Delaware corporation (the "Company"), also constitutes an Amendment to Statement on Schedule 13D with respect to the acquisition by Markel Corporation and MG Acquisition Corp. of beneficial ownership of shares of Common Stock of the Company. The Schedule 14D-1 is hereby amended as follows:


                   ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(17)     Text of Press  Release issued by Markel Corporation on December 21,
            1998.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 21, 1998                             MARKEL CORPORATION

                                                By: ____________________
                                                Name:  Steven A. Markel
                                                Title:    Vice Chairman



                                                MG ACQUISITION CORPORATION

                                                By: ____________________
                                                Name:  Steven A. Markel
                                                Title:    Vice Chairman

                                  EXHIBIT INDEX


            EXHIBIT                           EXHIBIT NAME

            (a)(17) Text of Press Release issued by Markel Corporation on December 21, 1998.